UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petróleos Mexicanos

Offers to Exchange Securities

which have been registered under the Securities Act of 1933, as amended,

and which are jointly and severally guaranteed by

Pemex Exploración y Producción, Pemex Transformación Industrial and Pemex Logĺstica and their respective successors and assignees,

for any and all of its corresponding outstanding securities

CUSIP Nos. of Old Securities	ISIN Nos. of Old Securities	Old Securities of Petróleos Mexicanos	Corresponding New Securities of Petróleos Mexicanos, which have been registered under the Securities Act

71654Q DG4 (Rule 144A) P7S08V BZ3 (Reg. S)	US71654QDG47 (Rule 144A) USP7S08VBZ31 (Reg. S)	U.S. $1,500,000,000 of 6.875% Notes due 2025	Up to U.S. $1,500,000,000 of 6.875% Notes due 2025

71643V AA3 (Rule 144A) P8000U AA7 (Reg. S)	US71643VAA35 (Rule 144A) USP8000UAA71 (Reg. S)	U.S. $6,813,567,000 of 6.700% Notes due 2032	Up to U.S. $6,813,567,000 of 6.700% Notes due 2032

Petróleos Mexicanos, a productive state-owned company of the Federal Government of the United Mexican States (the “Issuer”) and Pemex Exploración y Producción, Pemex Transformación Industrial and Pemex Logística and their respective successors and assignees (the “Guarantors”) are offering, upon the terms and conditions set forth in the prospectus dated February 28, 2022 (the “Exchange Offers”), to exchange registered 6.875% Notes due 2025 (the “2025 New Securities”), and 6.700% Notes due 2032 (the “2032 New Securities” and, together with the 2025 New Securities, the “New Securities”) for any and all outstanding 6.875% Notes due 2025 (the “2025 Old Securities”), and 6.700% Notes due 2032 (the “2032 Old Securities” and, together with the 2025 Old Securities, the “Old Securities”) of the Issuer.

The Exchange Offers commenced on February 28, 2022 and will expire at 5:00 p.m., New York City time, on March 25, 2022, unless extended. If the Exchange Offers are extended, we will publish a notice in Luxembourg, and we will notify the Luxembourg Stock Exchange of the new expiration date.

The terms of the New Securities to be issued are identical to the Old Securities, except for the transfer restrictions and registration rights relating to the Old Securities.

We will apply, through our listing agent, to have the New Securities listed on the Luxembourg Stock Exchange and admitted to trading on the Euro MTF market. All of the Old Securities are currently listed on the Luxembourg Stock Exchange and admitted to trading on the Euro MTF market.

You should consider the risk factors set forth in the prospectus before participating in the Exchange Offers.

For more information, contact the Exchange Agent:

Deutsche Bank Trust Company Americas

c/o DB Services Americas, Inc.

Attn: Reorg Department

5022 Gate Parkway, Suite 200

Jacksonville, Florida 32256

USA

Telephone: (877) 843-9767

Documents in connection with the Exchange Offers are available at the office of the Luxembourg Listing Agent, Banque Internationale à Luxembourg S.A., 69 route d’Esch, L-2953 Luxembourg, Grand Duchy of Luxembourg.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ Carlos Fernando Cortez González

Carlos Fernando Cortez González
Acting Managing Director of Treasury

Date: February 28, 2022

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward looking statements, which reflect our views about future events and financial performance. We have made forward looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, transportation, storage and distribution of petrochemicals, petroleum, natural gas and oil products;

•	activities relating to our lines of business;

•	projected and targeted capital expenditures and other costs;

•	trends in international and Mexican crude oil and natural gas prices;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	farm outs, joint ventures and strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining margins and prevailing exchange rates;

•	credit ratings and limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;

•	the level of financial and other support we receive from the Mexican Government;

•	global or national health concerns, including the outbreak of pandemic or contagious disease, such as the ongoing COVID-19 pandemic;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico and the United States;

•	developments affecting the energy sector;

•	changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;

•	receipt of governmental approvals, permits and licenses;

•	natural disasters, accidents, blockades and acts of sabotage or terrorism;

•	the cost and availability of adequate insurance coverage; and

•	the effectiveness of our risk management policies and procedures.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.